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                                                                  EXHIBIT (a)(6)


                                [Press Release]

              JACKSONVILLE RESTAURANT ACQUISITION CORP. COMMENCES
                  TENDER OFFER FOR COMMON STOCK OF CUCOS INC.

     NEW ORLEANS, Friday, July 14, 2000 -- Jacksonville Restaurant Acquisition Corp. today said that it has commenced a cash tender offer to acquire up to 1,200,000 of the outstanding shares of common stock of Cucos Inc. for $1 per share. If the tender offer is closed, the Jacksonville group will beneficially own approximately 52% of the voting power of Cucos.

     The tender offer is scheduled to expire at 5:00 p.m., Eastern Time, on Friday, August 11, 2000, unless extended. The tender offer is subject to there being validly tendered and not withdrawn before the expiration of the offer at least 1,200,000 shares, and to certain customary conditions.

     This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal, which are being filed today with the Securities and Exchange Commission and mailed to Cucos shareholders. This news release does not constitute an offer to sell or a solicitation of an offer to buy any capital stock of the offeror. Such an offer may be made only by a prospectus in compliance with the Securities Act of 1933.

     CUCOS (OTC: CUCOS.OB) is a full-service Mexican restaurant chain consisting of twelve company-owned restaurants and five franchise restaurants located primarily in the Southeastern United States.

CONTACT:

Cucos Inc.
James W. Osborn
(504) 835-0306